UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Genesis Lease Limited
(Name of Issuer)

American Depositary Receipts representing Common Shares
(Title of Class of Securities)

37183T107
(CUSIP Number)

Barbara A. Lane GE Capital Equity Investments, Inc.	Matt T. Morley, Esq. K&L Gates, LLP
201 Merritt 7	1601 K Street, N.W.
Norwalk, Connecticut 06851	Washington, D.C. 20006
(203) 357-4000	(202) 778-9850

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [Missing Graphic Reference]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7)

CUSIP No. 37183T107

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) GE Capital Equity Investments, Inc. 06-1268495

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 0%

14.	Type of Reporting Person (See Instructions) CO

(Page 2 of 7)

CUSIP No. 37183T107

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) General Electric Capital Corporation 13-1500700

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 0%

14.	Type of Reporting Person (See Instructions) CO

(Page 3 of 7)

CUSIP No. 37183T107

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) General Electric Capital Services, Inc. 06-1109503

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 0%

14.	Type of Reporting Person (See Instructions) CO

(Page 4 of 7)

CUSIP No. 37183T107

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 0%

14.	Type of Reporting Person (See Instructions) CO

(Page 5 of 7)

This Amendment No. 2 amends and supplements the statement on Schedule 13D initially filed on December 22, 2006 with the Securities and Exchange Commission (the "SEC"), as amended on January 16, 2007 ("Schedule 13D") by GE Capital Equity Investments, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company, which Schedule 13D relates to the American Depositary Receipts ("ADRs"), each representing one common share, par value $0.001, of Genesis Lease Limited, a Bermuda company ("Genesis"). Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(e) is hereby amended and restated in its entirety as follows:

On March 25, 2010, the reporting persons ceased to be the beneficial owners of more than five percent of the common stock of Genesis, as a result of the consummation of the Agreement and Plan of Amalgamation dated September 17, 2009 between Genesis, AerCap Holdings N.V. (“AerCap”) and Aercap International Bermuda Limited, a wholly-owned subsidiary of AerCap.  Pursuant to the terms of the amalgamation, each of the 3,967,500 shares of Genesis common stock held by the reporting persons was converted into one share of AerCap common stock, and following the amalgamation, the reporting persons were the beneficial owners of less than five percent of AerCap common stock.

This Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of March 25, 2010 that the information set forth in this statement is true, complete and correct.

GE Capital Equity Investments, Inc.

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Assistant Secretary

General Electric Capital Corporation

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

General Electric Capital Services, Inc.

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

General Electric Company

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

(Page 7 of 7)